SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Summary of Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on April 30, 2010

NORTEL INVERSORA S.A.

Summary of Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on April 30, 2010 (the “Meeting”).

Two stockholders were present at the Meeting, both by proxy, having registered to attend the Meeting with an aggregate of 5,988,905 shares, representing 76.16 % of the capital stock and 93.68 % of the votes, with one stockholder having registered 5,330,400 common shares, with an aggregate par value of $53,304,000 and 5,330,400 votes, and one stockholder having registered 658,505 Class A Preferred Shares, with a par value of $10 each and one vote per share.

1)	Appointment of two stockholders to approve and sign the Minutes.

At the Meeting, it was resolved that the two stockholders present who held the highest number of shares to participate in the Meeting should sign the Minutes.

2)	Explanation of the reasons for the delay of the Annual General Meeting to consider the documentation for the twentieth fiscal year, ended on December 31, 2008 (“Fiscal Year 2008”).

The reasons for the delay of the Annual General Meeting to consider the documentation for Fiscal Year 2008 were explained.

3)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [Argentina Securities Commission] and the Buenos Aires Stock Exchange and the English language accounting documents prescribed by the United States Securities and Exchange Commission, for Fiscal Year 2008.

The Meeting resolved to approve the Annual Report, Supplementary Financial Information, Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all the Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee and all other documents for Fiscal Year 2008 (excluding the consideration of the non-appropriated profit/(loss) amount, since such matter was specifically treated in another item of the Agenda), in the form in which such documents have been approved by the

Board of Directors, the Supervisory Committee and the Audit Committee, respectively. The Meeting also resolved to approve the documents in English required by the U.S. Securities & Exchange Commission.

4)	Consideration of the non-appropriated profit/(loss) amount as of December 31, 2008.

The Meeting resolved to carry forward all non-appropriated profit amounts as of December 2008, due to the Company’s lack of liquidity.

5)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [Argentina Securities Commission] and the Buenos Aires Stock Exchange and the English language accounting documents prescribed by the United States Securities and Exchange Commission, for Fiscal Year ended December 31, 2009 ( “Fiscal Year 2009”).

The Meeting resolved to approve the Annual Report, Supplementary Financial Information, Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all the Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee and all other documents for Fiscal Year 2009 (excluding the consideration of the non-appropriated profit/(loss) amount, since such matter was specifically treated in another item of the Agenda), in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively. The Meeting also resolved to approve the documents in English required by the U.S. Securities & Exchange Commission.

6)	Consideration of the results of Fiscal Year 2009 and the Board’s proposal on the destination of the non-appropriated profit/(loss) amount as of December 31, 2009.

The Meeting resolved to carry forward all non-appropriated profit amounts as of December 2009, due to the Company’s lack of liquidity.

7)	Possible reduction of the capital stock, as a result of the scheduled redemption of Class “A” Preferred Shares, pursuant to such shares’ terms and conditions of issuance, subject to the resolution adopted on item 6) above.

The Meeting resolved not to reduce the capital stock of the Company based on the proposal made by the Board of Directors and the resolution was approved by the Meeting in connection with item 6) above.

8)	Consideration of the performance of the Board of Directors and the Supervisory Committee since April 30, 2008 until the date of this shareholders’ meeting.

The consideration of this item was suspended by a precautionary measure issued by the First Instance Court in Commercial Matters N° 26, Secretariat N° 51, in the matter “Pérez Alati Jorge Luis y Otro c/Telecom Personal S.A. s/Ordinario” (Expte. N° 56.806).

9)	Consideration of the compensation of the Board of Directors for the fiscal years ending December 31, 2008, and December 31, 2009, within the 5% limits prescribed in Section 261 of Law 19, 550 with respect to the “calculated profits” for each fiscal year respectively.

The Meeting resolved to approve payment of compensation for services rendered by the Board of Directors appointed by the shareholders’ meeting held on April 30, 2008, in an amount of AR$504,000 to be paid to the Board’s independent members or those who performed special commissions during fiscal year 2008, and an amount of AR$900,000 to be paid to all of the Board’s regular members who served during fiscal year 2009. The Board of Directors was authorized to distribute such compensation among its members in the manner to be decided by them.

10)	Authorization to the Board of Directors to make advance payments of fees payable up to an amount to be decided at the shareholders’ meeting, to those directors who shall perform their duties during the twentieth-second fiscal year (from the date of this shareholders’ meeting until the shareholders’ meeting that shall appoint the directors to replace them), subject to consideration at the shareholders’ meeting during which financial documents for the above referenced year will be considered.

The Meeting resolved to authorize the Board of Directors to make advances of up to an aggregate amount of AR$1,035,000 to all of the Board’s regular members acting during the fiscal year ending December 31, 2010, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and authorize the Board to increase said amount in case of inflation, in accordance with reasonable parameters.

11)	Consideration of the fees payable to the Supervisory Committee for their performance from the date of their appointment at the shareholders’ meeting held on April 30, 2008 to date.

The Meeting resolved to approve compensation in an aggregate amount of AR$360,000 for the regular members of the Supervisory Committee for services rendered from the date of their appointment by the shareholders’ meeting held on April 30, 2008 until the date of this Meeting (24 months of service), to be distributed among them in the manner to be decided by them.

12)	Authorization to make advance payments of fees payable up to an amount to be decided at the shareholders’ meeting to those supervisory committee members who shall perform their duties during the twentieth-second fiscal year (from the date of this shareholders’ meeting until the shareholders’ meeting that shall appoint the members to replace them), subject to consideration at the shareholders’ meeting during which financial documents for the above referenced year will be considered.

The Meeting resolved to authorize the Board of Directors to make advances of up to AR$240,000 to the members of the supervisory committee acting during the twentieth-second fiscal year, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and to authorize the Board to increase said amount in case of inflation, in accordance with reasonable parameters.

13)	Determination of the number of regular and alternate directors for the twentieth-second fiscal year (“Fiscal Year 2010”).

The consideration of this item was suspended by the precautionary measure referred to in item 8) above.

14)	Election of the regular and alternate directors for Fiscal Year 2010 by Class A Preferred Shares.

The consideration of this item was suspended by the precautionary measure referred to in item 8) above.

15)	Election of the regular and alternate directors for Fiscal Year 2010 by Common Shares.

The consideration of this item was suspended by the precautionary measure referred to in item 8) above.

16)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2010.

The consideration of this item was suspended by the precautionary measure referred to in item 8) above.

17)	Consideration of the resolution of the Board regarding the continuity of Price Waterhouse & Co S.R.L. as external auditors for the accounting statements during Fiscal Year 2009.

The Meeting resolved to ratify the Board of Directors’ resolution approving the continuity of Price Waterhouse & Co. SRL as independent accountants for the fiscal year ending December 31, 2009.

18)	Determination of the compensation to the independent accountants for the financial statements corresponding to Fiscal Years 2008 and 2009.

The Meeting resolved to approve as total fees for the audit services rendered by the independent accountants on the financial statements for fiscal year 2008, an amount of AR$90,446 (VAT included), and an amount of AR$104,060 (VAT included) for the external audit services on the financial statements for fiscal year 2009.

19)	Appointment of independent accountants for the Fiscal Year 2010 financial statements and determination of their compensation.

The Meeting resolved to appoint Price Waterhouse & Co. SRL as independent accountants for the fiscal year ending December 31, 2010. It was also resolved that the external auditors fees be determined by the shareholders’ meeting in which the financial documents for the fiscal year ending December 31, 2010 will be considered, and that the Audit Committee shall decide the manner in which the external auditors’ services will be rendered and shall make advance payments of fees.

20)	Report on Audit Committee expenses during Fiscal Year 2009 and consideration of the Audit Committee budget for Fiscal Year 2010.

The shareholders were informed about the expenses of the Audit Committee during fiscal year 2009. The Meeting resolved to approve the 2010 budget for the Audit Committee in an amount of AR$50,000.

21)	Consideration of Item Four of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2007.”

The consideration of this item was suspended by the precautionary measure referred to in item 8) above.

22)	Consideration of Item Five of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the Board of Directors’ compensation for the fiscal year ending December 31, 2007, amounting to P$324,000.- (appropriated amount), equivalent to 0.10% of the “Calculated Profits”, determined as stipulated in Section 3° of Chapter III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-distribution of dividends due to the Company’s lack of liquidity.”

The consideration of this item was suspended by the precautionary measure referred to in item 8) above.

23)	Consideration of Item Seven of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Fees payable to the Supervisory Committee for the nineteenth fiscal year.”

The consideration of this item was suspended by the precautionary measure referred to in item 8) above.

Ms. Paula Soto and Mr. Alejandro Romano attended the meeting on behalf of the Buenos Aires Stock Exchange. Mr. Fernán Pereyra de Olazabal attended the meeting on behalf of the Comisión Nacional de Valores (Argentine Securities Commission]).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 4, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager